UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

ADS Ratio Change

As previously announced, on February 5, 2025, TC BioPharm (Holdings) PLC (the “Company”) changed its ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing two hundred (200) ordinary shares to one ADS representing four thousand (4,000) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on February 10, 2025 (the “Effective Date”).

For the ADS holders, the ADS Ratio Change has the same effect as a one-for-20 reverse ADS split. The ADS Ratio Change has no impact on the Company’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

On the Effective Date, holders of the ADSs were required to surrender and exchange every twenty (20) ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for the Company’s ADS program (the “Depositary”), arranged for the exchange. The ADSs continue to be traded on Nasdaq Capital Market under the symbol “TCBP.”

No fractional new ADSs were issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs were aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be proportionally equal to or greater than the previous’ ADS trading price prior to the change.

In addition, the Companies public warrants (the “Warrants”), were amended in accordance with the terms of the Warrant Agreement, whereby if the Company at any time while the Warrants are outstanding, enters into a ratio change, an adjustment is made to the exercise price and the proportion of ADSs issued upon exercise of your Warrant in accordance with Section 5 of the Agency Agreement. As such, upon the consummation of the ratio change, the exercise price of the Warrants shall be increased from $4,000.00 to $80,000.00 and the proportion of ADSs issued upon exercise of each Warrant will be proportionally adjusted from twelve thousand five hundred Warrants for one ADS to two hundred and fifty thousand Warrants for one ADS such that the aggregate Exercise Price of each Warrant shall remain unchanged. A copy of the Company’s Warrant repricing notice to warrant holders is attached as Exhibit 99.2.

Exhibit No.	Description
99.1	Press Release, dated February 5, 2025
99.2	Repricing Notice for Holders of Public Warrants

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: February 10, 2025

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